

Mail Stop 4720

October 28, 2015

Via E-mail
John V. Oyler
Chief Executive Officer and Chairman
BeiGene, Ltd.
c/o Mourant Ozannes Corporate Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman KY1-1108
Cayman Islands

    Re: **BeiGene, Ltd.**
               Registration Statement on Form S-1
               Filed October 16, 2015
               File No. 333-207459

Dear Mr. Oyler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Research and Development Expense, page 107

1. We acknowledge your response to comment 11. We believe disclosing the cost of each of your key development programs is helpful to an understanding of your use of resources. If you do not maintain research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and

development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company´s resources being used on the project.

Business

Collaboration with Merck KGaA, page 171

2. Please revise your disclosure to indicate the approximate ranges of the royalty payments to be paid by you to Merck KGaA under the license agreements.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rolf Sundwell at (202) 551-3105 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Erin E. Martin at (202) 551-3391 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Erin E. Martin* for

Suzanne Hayes
Assistant Director

cc: Mitchell S. Bloom
       Michael J. Kendall
       Edwin M. O'Connor
       Goodwin Procter LLP
       Exchange Place
       Boston, MA 02109